UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 CENTRAL PUERTO S.A

BUENOS AIRES, August 11, 2023

Notice: CPSA-GG-N-0305/23-AL

Dear Mr./Ms.,

Comisión Nacional de Valores

Mercado Abierto Electrónico

Subject: Information set forth by Section 63 of Buenos Aires Stock Exchange Regulations

Dear Sir /Madam,

We contact you in compliance with the abovementioned section so as to inform that on August 11, 2023, the Board of Directors of Central Puerto S.A. approved the financial statements and other documentation for the period ended June 30, 2023 and has acknowledged the corresponding reports of the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1.	Income (loss) for the six-month period ended June 30, 2023:

ARS 000
Income (loss) for the period
attributable to shareholders of the Company	4,888,755
attributable to non-controlling shareholding	(379,331)
Total income (loss) for the period- Income	4,509,424

2.	Other comprehensive income (loss) for the six-month period ended June 30, 2023:

ARS 000
Other comprehensive income (loss) for the period
attributable to shareholders of the Company	-
attributable to non-controlling shareholding	-
Total other comprehensive income (loss) for the period	-

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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3.	Total comprehensive income (loss) for the six-month period ended June 30, 2023:

ARS 000
Net comprehensive income (loss) for the period
attributable to shareholders of the Company	4,888,755
attributable to non-controlling shareholding	(379,331)
Total net comprehensive income (loss) for the period -Income	4,509,424

4.	Shareholders’ equity details divided in items and amounts as of June 30, 2023:

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	118,699,752
Statutory reserve	19,965,261
Optional reserve	235,064,281
Other equity accounts	(8,753,796)
Optional reserve for future dividends payment	27,025,913
Retained earnings	4,927,194
Non-controlling shareholding	3,785,020
Total	402,227,647

attributable to shareholders of the Company	398,442,627
attributable to non-controlling shareholding	3,785,020

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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5.	Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (“BCBA”) and; since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 16, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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